EXHIBIT 12


            PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                           -------------------------
                                             For the Nine Months
                                             Ended September 30,
                                           -------------------------
                                               2001         2000
                                           -----------  ------------
Earnings as Defined in
  Regulation S-K (A):

Net Income                                     $576          $554
Income Taxes                                    286           364
Fixed Charges                                   648           517
                                           -----------  ------------
Earnings                                     $1,510        $1,435
                                           ===========  ============

Fixed Charges as Defined in
  Regulation S-K (B):

Total Interest Expense                         $579          $433
Interest Factor in Rentals                        8             8
Preferred Securities Dividend Requirements       54            64
Preferred Stock Dividends                         4             7
Adjustment to Preferred Stock Dividends
   to  state on a pre-income tax basis            3             5
                                           -----------  ------------
Total Fixed Charges                            $648          $517
                                           ===========  ============

Ratio of Earnings to Fixed Charges             2.33          2.78
                                           ===========  ============


(A) The term "earnings" shall be defined as pre-tax income from continuing operations. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
     (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (including interest on the $2.525 billion of securitized debt) (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stocks dividends, increased to reflect the pre-tax earnings requirement for Public Service Enterprise Group Incorporated.